Hims, Inc.
2269 Chestnut #523
San Francisco, CA 94123

December 20, 2021

Oluyemi Okupe

Re:    Offer Letter and Employment Terms

Dear Yemi,

1.Position. HIMS INC. and/or any of its past, present, and future parent companies, subsidiaries, predecessors, successors, affiliates, and acquisitions (the “Company”) is pleased to offer you the position of Chief Financial Officer, on the following terms.

Per the Company’s Remote First Policy, you will work from your home office currently located in Moraga, California, beginning on or about January 24, 2022 (“Start Date”). You further understand and agree that if you intend to move your home office, you will notify the Company promptly to discuss and determine any changes that may need to be administered as a result.

2.Base Salary. Your annual base salary will be $450,000 less payroll deductions and withholdings, paid on the Company’s normal payroll schedule (approximately every two weeks after your Start Date). Please note that any compensation adjustments are at the discretion of the Company.

3.Work From Home Stipend. In recognition of our Remote First Policy, the Company will grant you a Work from Home Stipend in the amount of $500. This stipend is intended to cover costs incurred to set up your home work station. This is a one-time payment and will be paid out within two weeks of your start date.

4.Signing Bonus. The Company will advance you a one-time signing bonus in the amount of $350,000, less payroll deductions and withholdings, payable within two weeks of your Start Date (the “Signing Bonus”). The Signing Bonus will only be earned if you remain in continuous employment through 180 days of your Start Date. In the event that you voluntarily terminate your employment with the Company within 180 days of your Start Date, you agree to repay to the Company a monthly pro-rated share of the Signing Bonus not earned based on time served, such repayment to occur within thirty (30) days of the date of your termination, and further provided that the Signing Bonus repaid to the Company shall be the net amount of Signing Bonus (e.g. the gross amount less applicable taxes and deductions) actually received by you.

5.Discretionary Bonus. In addition to your base salary, you will be eligible for an annual discretionary bonus of up to 50% of your annual Base Salary paid out once yearly promptly after December 31st of each year, but in no event later than February 28th of the following year. This bonus is not guaranteed and will be based on your performance and the success of the Company. You must remain employed on the payment date to receive any such bonus.

6.Equity. Subject to approval by the Company’s Board of Directors (the “Board”), the Company anticipates granting you an equity award with a grant date value of $7,000,000, 40% of which would consist of an option to purchase shares of the Company’s Class A Common Stock at then- current trading price of the Company’s stock on the date of grant (the “Option Grant”), and 60% of which would consist of restricted stock units (the “RSU Grant” and, together with the Option Grant, the “Equity Grant”). The anticipated Equity Grant will be governed by the terms and conditions of the Company’s 2020 Equity Incentive Plan, as it may be amended from time to time and the applicable Stock Option Agreement and Restricted Stock Unit Agreement, respectively (collectively, the “Grant Agreements”), and will be subject to vesting as follows: a four-year vesting schedule, under which (a) 25% of your Option Grant will vest 12 months after the Vesting Commencement Date (as defined in the applicable Stock Option Agreement), and 1/48th of the total shares will vest at the end of each month thereafter, until either the Option Grant is fully vested or your continuous Service (as defined in the applicable Stock Option Agreement) terminates, whichever occurs first, and (b) 25% of your RSU Grant will vest on the first Company Vesting Date (as defined below) occurring on or following the one-year anniversary of the Vesting Commencement Date, and the remaining 75% of the RSU Grant will vest in equal quarterly installments over the following 3 years, on the specified vesting dates of March 15, June 15, September 15, and December 15 (each, a “Company Vesting Date”), until either the RSU Grant is fully vested or your continuous Service terminates.

7.Benefits. During your employment, you will be eligible to participate in the standard benefits plans offered to similarly-situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request.

8.Severance Benefits:
a.If you are subject to an Involuntary Termination (as defined in the applicable Severance Agreement) which occurs other than during the Change of Control Period (as defined below), subject to satisfaction of certain conditions in the applicable Severance Agreement, you will be entitled to the following severance benefits during the nine-month period immediately following your Separation (as defined in the applicable Severance Agreement): (a) continued payment of an amount equal to your monthly base salary; (b) continued payment of the employer’s monthly portion of health insurance premiums under COBRA (assuming you properly and timely elects to continue health insurance coverage under COBRA) for you and your eligible dependents until the earliest of (1) the end of the 9-month period, (2) the expiration of your continuation coverage under COBRA or (3) the date when you becomes eligible for substantially equivalent health insurance coverage in connection with new employment; (c) continued payment of an amount equal to 1/12th of your annual target bonus (assuming achievement at 100% of goals) each month during the 9-month period; and (d) unless the Company provides otherwise when an equity award is granted, accelerated vesting (and, if applicable, exercisability) as if you had completed additional months of continuous service equal to the 9-month period after Separation; provided, however, that in the case of equity awards subject to performance conditions, such equity awards will become vested (and, if applicable, exercisable) if and only if the applicable performance conditions are satisfied during the 9-month period following your Separation. For avoidance of doubt, if you are subject to an Involuntary Termination pursuant to this section, the portion of your then-outstanding and unvested (and, if applicable, unexercisable) equity awards subject to performance-based vesting that is eligible to vest (and become exercisable) pursuant to clause (d) will remain outstanding during the 9-month period after Separation, so that any additional benefits due pursuant to clause (d) may be provided if the performance conditions are satisfied during the 9-month period, provided further that in no event will any of your equity awards remain outstanding beyond the award’s maximum term.

b.If you are subject to an Involuntary Termination which occurs during the period (the “Change of Control Period”) beginning 3 months prior to and ending on the date that is 12 months following a Change in Control (as defined in the applicable Severance Agreement), subject to satisfaction of certain conditions in the applicable Severance Agreement, you will be entitled to the following severance benefits during the twelve- month period immediately following your Separation (as defined in the applicable Severance Agreement): (a) continued payment of an amount equal to your monthly base salary; (b) continued payment of the employer’s monthly portion of health insurance premiums under COBRA (assuming you properly and timely elects to continue health insurance coverage under COBRA) for you and your eligible dependents until the earliest of (1) the end of the 12-month period, (2) the expiration of your continuation coverage under COBRA or (3) the date when you becomes eligible for substantially equivalent health insurance coverage in connection with new employment; (c) continued payment of any amount equal to 1/12th of your annual target bonus (subject to achievement at 100% of goals) each month during the 12-month period; and (d) unless the Company provides otherwise when an equity award is granted, and provided that such equity awards remain outstanding following such Change in Control, one hundred percent of the unvested portion of each outstanding equity award that you hold as of the Involuntary Termination will vest, and if applicable, become exercisable; provided, however, that in the case of equity awards subject to performance conditions, such equity awards will become vested (and, if applicable, exercisable) if and only if the applicable performance conditions are satisfied during the 12-month period following your Separation. For avoidance of doubt, if you are subject to an Involuntary Termination pursuant to this section, the portion of your then- outstanding and unvested (and, if applicable, unexercisable) equity awards subject to performance-based vesting that is eligible to vest (and become exercisable) pursuant to clause (d) will remain outstanding during the 12-month period after Separation, so that any additional benefits due pursuant to clause (d) may be provided if the performance conditions are satisfied during the 12-month period, provided further that in no event will any of your equity awards remain outstanding beyond the award’s maximum term.

c.The severance benefits described in this Section 8 are subject to satisfaction of certain conditions set forth in the applicable Severance Agreement, including your execution and return of a general release of all claims that you may have against the Company or persons affiliated with the Company in the form prescribed by the Company, without alterations, before the deadline specified in the applicable Severance Agreement.

9.Paid Time Off. As further described in the Company Employee Handbook, the Company currently does not provide accrued vacation for a specific amount per year but rather offers a flexible time off policy that allows you to take time off for rest and relaxation, family needs, personal needs, and short-term sickness as needed with advanced approval when foreseeable and consistent with your job duties and responsibilities. This policy is also intended to comply with any applicable paid sick leave laws at the state or local leave and, as such, may be used for all reasons provided for paid sick leave under those laws. Since paid time off is not accrued, “unused” time is not carried over from one year to the next nor paid out upon termination. Please consult the Paid Time Off policy in the Employee Handbook for further details.

10.Obligations. As a Company employee, you will be expected to abide by Company rules and policies, and as a condition of employment, you must review and acknowledge receipt of the Company’s Employee Handbook. During your employment, you shall devote your full business efforts and time to the Company. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the CEO, from serving on the boards of directors of companies that are not competitors to the Company or any of its affiliates, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at the Company.

11.Employee Confidential Information and Inventions Assignment Agreement. As a condition of employment, you must sign and comply with the Company’s Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. Furthermore, in your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

12.At-Will Employment Relationship and Company policies. Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without reason or advance notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

13.Background Check & Employment Authorization. This offer is contingent upon a successful completion of a background check, including criminal records background in accordance with federal, state and local laws and employment history. In addition, please note that because of employer regulations adopted in the Immigration Reform and Control Act of 1986, within three (3) business days of starting your new position you will need to present documentation demonstrating that you have authorization to work in the United States. If you have questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, please let us know. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

14.Arbitration Agreement and Class Action Waiver. As a condition of employment, you are required to sign and comply with the Company’s Arbitration Agreement.

15.This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, the Arbitration Agreement, the Employee Handbook, and the applicable Severance Agreement, forms the complete and exclusive statement of your employment with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. This offer letter may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. If any provision of this offer letter is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered via facsimile, electronic mail or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Please sign and date this letter and return to me by December 21, 2021 if you wish to accept employment at the Company under the terms described above.

We believe you will find working with us to be incredibly rewarding and we look forward to working closely with you. Please do not hesitate to contact us, should you have any questions regarding these or other matters.

Sincerely,

/s/ Andrew Dudum
Andrew Dudum, CEO

I have read the above and understand and accept this offer.

/s/Oluyemi Okupe                         12/21/2021
Oluyemi Okupe                            Date